Exhibit 12.2

ARIZONA PUBLIC SERVICE COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Nine Months Ended September 30,	Twelve Months Ended December 31,
	2011	2010	2009	2008	2007	2006
Earnings:
Income from continuing operations attributable to common shareholders	$321,962	$335,663	$251,225	$262,344	$283,940	$269,730
Income taxes	183,838	170,465	152,574	107,261	151,157	138,927
Fixed charges	180,219	234,184	227,274	206,896	195,144	184,059
Total earnings	$686,019	$740,312	$631,073	$576,501	$630,241	$592,716

Fixed Charges:
Interest charges	$173,480	$225,269	$218,969	$197,964	$186,702	$176,459
Amortization of debt discount	3,485	4,559	4,675	4,702	4,639	4,363
Estimated interest portion of annual rents	3,254	4,356	3,630	4,230	3,803	3,237
Total fixed charges	$180,219	$234,184	$227,274	$206,896	$195,144	$184,059

Ratio of Earnings to Fixed Charges (rounded down)	3.80	3.16	2.77	2.78	3.22	3.22